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Filed by National Commerce Bancorp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Southbanc Shares, Inc.
Commission File No. 0-6094


For Immediate Release
For Additional Information:  Sheldon Fox, 901-523-3656


         National Commerce Financial to Acquire Southbanc Shares, Inc.
          Also Announces Plans for In-Store Banking in South Carolina

Memphis, TN, July 16, 2001 -- National Commerce Financial Corporation (NCF;
NASDAQ: NCBC) announced today that it has signed a definitive agreement to acquire SouthBanc Shares, Inc. (NASDAQ: SBAN), which is headquartered in Anderson, South Carolina. SouthBanc operates 11 branches, primarily in the Greenville-Spartanburg-Anderson Metropolitan Statistical Area, and had $671 million in assets, $508 million in loans and $452 million in deposits, as of March 31, 2001. Upon closing, SouthBank, the savings bank subsidiary of SouthBanc, will be integrated into Central Carolina Bank and Trust Company ("CCB"), NCF's North and South Carolina banking subsidiary.

Also today, executives from NCF announced they plan to execute the Company's in-store banking strategy in the South Carolina market and anticipate announcing an agreement with a retailer in the market before the end of the week.

The SouthBanc transaction is valued at approximately $126 million and will be accounted for as a purchase. Each SouthBanc shareholder can elect to receive either $28.00 in cash, 1.1142 shares of NCF common stock, or $14.00 in cash plus
 .5571 of a share of NCF common stock as consideration; however, the total consideration must be paid 50% in NCF stock and 50% in cash. The acquisition, which is expected to close in the fourth quarter of 2001, is subject to approval by regulators and SouthBanc shareholders.

"This in-market acquisition, combined with our planned in-store locations, gives us a greatly enhanced market presence in the high-growth Greenville-Spartanburg-Anderson region,"said Ernest C. Roessler, NCF president and chief executive officer. "SouthBanc has a long history of outstanding service to its customers and we look forward to continuing that record under the CCB name, while at the same time, offering new products and services previously unavailable to those customers."

"We are extremely proud of the value we have created for our shareholders and the service we have provided for our customers over our long history," stated Robert W. "Lujack" Orr, president and chief executive officer of SouthBanc. "We look forward to combining with a company that shares our vision and will continue this tradition."

The transaction represents a price to March 31, 2001 tangible book value ratio of 1.49x and a price to SouthBanc's annualized core earnings for the quarter ended March 31, 2001 of 16.8x. NCF expects to realize $5.7 million in annual pre-tax cost savings from the consolidation. As a result, the acquisition will be accretive to NCF's 2002 cash earnings per share.


About National Commerce Financial

National Commerce Financial Corporation is a leading seller and marketer of diversified financial and consulting services delivered through its national network of banking and non-banking affiliates. With $18 billion in assets and approximately 400 locations throughout the Southeast, NCF is headquartered in Memphis, Tennessee, and maintains operational
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headquarters in Durham, North. Carolina. CCB, a wholly-owned subsidiary, operates 228 branches in North and South Carolina, primarily located in MSAs along the I-85 corridor from Raleigh-Durham-Chapel Hill, North Carolina to Greenville-Spartanburg-Anderson, South Carolina.

This news release contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. A variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements.

NCF does not assume any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Factors that might cause such a difference include, but are not limited to competition from both financial and non-financial institutions; changes in interest rates, deposit flows, loan demand and real estate values; changes in legislation or regulation; changes in accounting principles, policies or guidelines; the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond the control of NCF; and other economic, competitive, governmental, regulatory and technological factors affecting NCF specifically or the banking industry or economy generally.

NCF and SouthBanc will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by NCF will be available free of charge from the Chief Financial Officer, National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee 38150. Documents filed with the SEC by SouthBanc will be available free of charge from the Corporate Secretary, SouthBanc Shares, Inc., 907 North Main Street, Anderson, South Carolina 29621.

The directors, executive officers, and certain other members of management of SouthBanc may be soliciting proxies in favor of the merger from the shareholders of SouthBanc. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statement issued by SouthBanc, which is available at the address provided in the preceding paragraph.